VALMIE RESOURCES, INC.

9190 Double diamond Parkway,

Reno, Nevada, 89521

July 9, 2012

VIA EDGAR

John Reynolds,

Assistant Director,

Division of Corporate Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:

Valmie Resources, Inc.

Registration Statement on Form S-1

Filed March 29, 2012

File No. 333-180424

Please accept this letter as Valmie Resources, Inc. official response to your comment letter dated April 25, 2012.

Form S-1, filed March 29, 2012

General

1.         Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•         Describe how and when a company may lose emerging growth company status;

•         A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•         Your election under Section 107(b) of the Act:

•         If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•         If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

We have included disclosures regarding the Act.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•         Describe how and when a company may lose emerging growth company status;

•         A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•         Your election under Section 107(b) of the Act:

•         If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•         If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

We have included disclosures regarding the Act.

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Outside Back Cover Page

2.      Please revise to provide the information required by Item 502(b) of Regulation S-K or advise us why you believe the information is not required.

The information required by Item 502(b) of Regulation S-K, namely the Table of Contents, has been added to the outside back cover page of the registration statement.

Risk Factors, page 6

3.      Please revise to present the risk factors in the order of materiality.  In this regard revise to present the risk factors “We may need to obtain additional financing”, “We lack operating revenue which may cause our business to fail”, “We are still a development stage company …”, “Our officer has limited experience in our industry …”, and “Going Concern Considerations” more prominently in the risk factor section.

The order of the risk factors has been revised to present them in the order of materiality.

4.      Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering.  Your subheadings should be revised so that they adequately describe the specific risk addressed.

The risk factor subheadings have been substantially revised to more concisely state the material risk each risk factor presents to our company or to investors.

5.       We note your statement in the risk factor “We are dependent upon our sole officer …”that “[w]e are also dependent on certain key consultants in connection with our business activities.”  Please revise to clarify whether the company is currently using consultants in its business operations, if so indicate the type of consultants currently being used by the business.Our company is not presently using any consultants in its exploration activities.

Our company will be required to contract with competent exploration and mining industry consultants when funds are available to carry out exploration work on our property.  The risk factor, and entire registration statement, has been rewritten to clearly state this.

6.      In your risk factor “we may be subject to government laws and regulations …” please expand to address in more detail the laws and regulations regarding the development of your mineral properties.

This risk factor, and its’ subheading, has been rewritten to clearly list the numerous laws and regulations that the company must adhere to; as well as, to state that evolving environmental attitudes and regulations are a material risk to the company.  Two previous risk factors “We May Be Subject to Government Laws And Regulations”, and “We May Be Subject To Environmental Laws And Regulations” have been combined to more clearly explain the risk factor in question.

7.      Please add a risk factor addressing the risks to investors arising from Mr. Baessato owning 3,500,000 shares, approximately 71% of the company’s voting stock.

A risk factor has been added addressing the risk to investors arising from the     Company’s sole director and officer owning 70.86% of the company’s voting    stock.

8.      Please add a risk factor discussing the risks involved with becoming a reporting company with the Securities and Exchange Commission.

A risk factor “We Have No Experience As A Public Company” has been added.  The risk factor points out that we may not be able to meet all the legal requirements of a public company which could cause our company to fail.  Additional risks factors have been added: “Loss Of Sole Officer To Resignation Or Death”, “Any Additional Funding We Arrange Through The Sale Of Our Common Stock Will Result In Dilution Of Existing Shareholders”, and “There Is No Current Trading Market For Our Securities.  We Cannot Guarantee That An Active Trading Market Will Develop For Our Common Stock”.

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Selling Shareholders, page 12

9.      We note your statement that “no selling shareholder has any affiliation with Valmie Resources, Inc. or our officers, directors, promoters or principal shareholders except as noted.”  (emphasis added) The selling shareholders table does not indicate any affiliation.  Please revise to delete the noted emphasized statement or revise to indicate any affiliation

The statement in question has been revised by deleting the “except as noted” phrase.

Plan of distribution, page 13

10.  We note your statement that the “Selling Shareholders are free to offer and sell their common shares at such times, in such manner and at such prices as they may determine.”  Please revise to state, as noted on your cover page, that until a market develops the selling shareholders will sell their shares at $0.10 per share.

The statement in question has been revised to state that until a market Develops the selling shareholders will sell their shares at $0.10 per share.

Description of Securities to be Registered, page 13

11.  The statement that “all outstanding shares of [y]our common stock offered hereby will be duly authorized, validly issued, fully paid and non-assessable” is a legal conclusion you are not qualified to make.  Either attribute this statement to counsel and file counsel’s consent or remove the statement.

The statement that “all outstanding shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and non-assessable”     has been removed.

Description of Business, page 15

12.  We note your statement that you are a development stage company in this section.  The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

The terms develop, development or production have been removed and replaced with explore or exploration throughout the registration statement.

13.  Please clarify what is meant by “unpatented claims” as used on page 20.

Unpatented claims have been clearly defined as claims with mineral rights, only, and not having any surface ownership rights, on page 20.

14.  We note that the company entered into an Option Agreement with Promithian Mining.  Revise to disclose the material terms of the agreement and attach the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Terms of the Option Agreement have been added to this section and a copy of the Option Agreement has been added attached as an exhibit as per Item 601(b)(10) of Regulation S-K.

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History, page 27

15.  We note your Iowa Canyon Property (ICP) disclosure of a resource tonnage and grade.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove this resource terminology from your filing.

The section in question has been completely removed from the registration statement.

Mineralization, page 32

16.  We note your disclosure of Parts per Billion (ppb) in this section.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•         Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•         Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•         Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results

•         Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•         Eliminate statements containing grade and/or sample-width ranges.

•         Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•         Generally, use tables to improve readability of sample and drilling data.

•         Soil samples may be disclosed as a weighted average value over an area.

•         Refrain from reporting single soil sample values.

•         Convert all ppb quantities to ppm quantities for disclosure.

•         Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.  Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Tables # 1 and # 2 have been removed from the registration statement.

Competition, page 36

17.  Revise to disclose your competitive position in the industry and the methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

This section of the registration statement has been re-written to disclose our Competitive position in the industry and the methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

Government Regulation, page 36

18.  Revise your disclosure to discuss in greater detail the government regulations associated with your business as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K.  For instance, we are unclear as to what permit(s) and/or license(s) you need in order to conduct your exploration activities or if you currently have any permits or licenses.

This section of the registration statement has been re-written to discuss in greater detail what permits are required, and when, to carry out our exploration program on our CLV property in Nevada, as required by Item 101(h)(4)(ix) and (xi) of Regulation S-K.  We clearly state we do not have any permits at this time.

19.  Please revise to provide the information required by Item 101(h)(4)(xii) of Regulation SK.  In this regard, we note your reference to having no employees on page eight but that you do not expect to increase your number of employees over the next twelve months on page 40.  You also indicate on page 40 that your current management team will satisfy your requirements for the foreseeable future.

We have re-written our “Management’s Discussion” section to more clearly state our existing situation and future intentions to do with employees and our management team.

20.  We note that you are “highly dependent on … a limited number of senior technical consultants.”  See page seven.  Please discuss in your business section your relationship with these consultants in greater detail.  For instance, please address how many consultants you have, what role each has and whether you have written or oral agreements with any or all consultants.  We may have further comment.

We have re-written our “Management Discussion” section to more clearly State that we will be carrying out our exploration with technically proficient consultants.  We have no consultants at this time.  We will contract with the needed consultants when funds become available.

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Facilities, page 37

21.  We note that you rent your office on a monthly basis.  Please revise to indicate the monthly rental cost.  Also revise to address the adequacy and suitability of your corporate office.

We have re-written this section to clearly state what we pay in rental for our office space ($ 450.00) as well as to discuss its’ adequacy and suitability.

Market Price of and Dividends on the Registrant’s common Equity and Related Stockholder Matters page 37

22.  Please confirm the number of shareholders of record.  In this regard, we note that 36 shareholders are listed as Selling Shareholders but further note that Mr. Baessato owns 70% of the outstanding shares of the company and is not a Selling Shareholder.  On page 37, you state that you have 36 registered shareholders.

We have 37 registered shareholders, 36 selling shareholders plus our sole director and officer who owns 70.86% of the issued and outstanding common shares of the company.

Capital and Liquidity, page 39

23.  Revise to briefly clarify whether the company has any external sources of liquidity.

A section has been added that the company requires financing through the sale of stock or negotiated loans with a third party.  In the event that these options are not successful cash advances from existing stockholders and officers will be used to meet our financial needs.

24.  Please revise to indicate how long your working capital will satisfy your cash requirements.

The company’s working capital will satisfy our cash requirements until August 31, 2012.

Management’s Discussion and Analysis of financial Condition and Results of Operations, page 40

25.  Clearly identify the expenses in your plan of operation which you expect to incur within the next 12 months.

The company expects to incur $ 231.594 in expenses in the next twelve months.

26.  Please revise to indicate the estimated time period required for Phase 2.

Phase two exploration, if carried out, should take approximately three months.

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Directors, Executive Officers, Promoters and Control Persons, page 43

27.  We note the introductory paragraph indicates that the information provided is as of November 30, 2011.  Please revise to update your disclosure.  We note the introductory paragraph indicates that the information provided is as of November 30, 2011.  Please revise to update your disclosure.

The date of disclosure has been revised to May 31, 2012.

28.  Revise to provide complete Regulation S-K Item 401(e) disclosure for Mr. Baessato.  This includes the last five years of business experience, including beginning and end employment dates and business names/industries.  In this regard, we note that current disclosure generally states Mr. Baessato “has been involved in public company financing and administration with a number of companies.”

We have included the required information.

29.  Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Baessato should serve as a director as required by Item 401(e)(1) of Regulation S-K.

A paragraph has been added to point out the previous experience as a director, and skills, that Mr. Baessato has that led to the conclusion that he should serve as a director as required by Item 401(e) (1) of Regulation S-K.

30.  We note that Mr. Baessato has been involved in the administration of various mining companies.  In an appropriate place in your prospectus, please briefly discuss these business endeavors in greater detail.

We have included this information.

Certain relationships and Related Transactions, page 44

31.    We note that the company’s owes a related party $4,456 as of November 30, 2011.  Please provide complete Item 404(d) of Regulation S-K disclosure for this related party loan or advise.

Mr. Baessato has lent the company $ 4,456 as of May 31, 2012.  A paragraph has been added to fully disclose the details surrounding this loan as per Item 404(d) of Regulation S-K.

32.    Please also revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise us as applicable.

A sentence has been added clearly stating that the company has not, and does not, have any relationship with any “Promoters, and Certain Control Persons” as described by Item 404(c) of Regulation S-K.

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Financial Statements

General

33.    Please note the updating requirements for your financial statements as set forth in Rule 8- 08 of Regulation S-X.  Additionally, please ensure to provide a currently dated consent of the independent accountant in any amendment over 30 days.

The company’s financial statements have been updated as per rule 8-08 of                Regulation S-X.  A currently dated consent of the independent accountant has been included in the registration statement.

Part II – Information Not Required in Prospectus, page 46

Recent Sales of Unregistered Securities, page 47

34.    Please clarify the exemptions you relied upon when discussing the November 15, 2011 offerings.  In this regard, we note that on page five, you relied upon Rule 903, Regulation S for the November 15, 2011 private offerings but on page 47, you state that several exemptions apply.  Please revise to indicate the facts relied upon to make the noted exemptions available for the November 15, 2011 offering.

We have revised this section to state that all shares were issued pursuant to Regulation S.

Exhibits

35.    Exhibit 3.1 is filed in improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Please file your exhibits properly with your next amendment.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 3.1 has filed in proper electronic format.

Please contact me if you have any further questions.

Sincerely,

Valmie Resources, Inc.

Per:  /s/ Mauro Baessato

Mauro Baessato

President & C.E.O.

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